Exhibit 4B

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of the capital stock of Viad Corp. does not purport to be complete and is qualified in its entirety by reference to our restated certificate of incorporation (as amended, our “charter”), our bylaws (our “bylaws”, and together with our charter, our “organizational documents”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Delaware law. Unless the context requires otherwise, all references to “we”, “us,” “our” and “Viad” in this section refer solely to Viad Corp. and not to our subsidiaries.

General

Under our charter, our authorized capital stock consists of (i) 200,000,000 shares of common stock, $1.50 par value per share, (ii) 5,000,000 shares of preferred stock, $0.01 par value per share, (iii) 442,532 shares of Series $4.75 Preferred Stock, stated value of $100 per share, and (iv) 2,000,000 shares of Junior Participating Preferred Stock, par value $0.01 per share. As of January 31, 2020, there were 20,350,597 shares of Viad common stock outstanding and no shares of Viad preferred stock outstanding. All outstanding shares of Viad common stock are duly authorized, validly issued, fully paid and non-assessable.

Our common stock is listed on the New York Stock Exchange under the symbol “VVI.”

Common Stock

Voting Rights. All shares of our common stock have identical rights and privileges. Holders of common stock are entitled to one vote for each share held on all matters subject to a vote of stockholders, subject to the rights of holders of any outstanding preferred stock. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the rights of holders of any outstanding preferred stock.

Dividend Rights. Our common stockholders are entitled to receive dividends and distributions declared by our board of directors, to the extent permitted by the terms of outstanding shares of preferred stock and by our charter If a dividend is declared, it will be distributed pro rata to our common stockholders, unless it is a dividend in kind.

Liquidation Rights. If Viad is liquidated or dissolved, our common stockholders will be entitled to receive our assets and funds available for distribution to common stockholders in proportion to the number of shares they hold. Our common stockholders may not receive any assets or funds until our creditors have been paid in full and any preferential or participating rights of our preferred stockholders have been satisfied.

Other. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, which may be issued from time to time in one or more series upon authorization by the board of directors. Our board of directors, without further approval of the stockholders, will be authorized to fix the designation of the series and number of shares within the series, as well as the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights and terms, voting rights and terms and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could also adversely affect the voting power and dividend and liquidation rights of the holders of common stock. The issuance of preferred stock could also, under certain circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights of that series of preferred stock.

You should refer to the certificate of designations establishing a particular series of preferred stock which will be filed with the Secretary of State of the State of Delaware and the Securities and Exchange Commission in connection with any offering of preferred stock.

Each prospectus relating to a series of preferred stock may describe material U.S. federal income tax considerations applicable to the purchase, holding and disposition of such series of preferred stock.

Series $4.75 Preferred Stock

Conversion. The shares of Series $4.75 Preferred Stock are not convertible into any other of our securities.

Voting Rights. We must obtain the approval of two-thirds of holders of the outstanding shares of Series $4.75 Preferred Stock in order to:

•	amend our charter;

•	materially change the terms of the Series $4.75 Preferred Stock;

•	issue any class or series of stock ranking prior to the Series $4.75 Preferred Stock with respect to dividend or liquidation rights;

•	sell or lease all or substantially all of our property or business

•	voluntarily liquidate or dissolve; or

•	merge or consolidate with or into any other corporation unless the Series $4.75 Preferred Stock will remain outstanding and retain its seniority.

We must obtain the approval of the holders of a majority of the outstanding shares of Series $4.75 Preferred Stock in order to issue stock ranking equal to the Series $4.75 Preferred Stock with respect to dividend or liquidation rights.

If we fail to pay dividends for six quarters, the holders of Series $4.75 Preferred Stock have the right to elect two directors to our board of directors who will serve until all dividend arrearages have been paid.

Dividend Rights. Each share of Series $4.75 Preferred Stock is entitled to cumulative annual dividends from the original issuance of $4.75 per share payable quarterly.

Liquidation Rights. Each share is entitled to a liquidation preference of $100 per share in the event of a voluntary liquidation and $101 per share in the event of an involuntary liquidation, plus, in each case, accrued but unpaid dividends.

Redemption and Sinking Fund. We may redeem the Series $4.75 Preferred Stock at any time, in whole or part, at a redemption price of $101 per share plus accrued but unpaid dividends. We are required to deposit into a sinking fund each year an amount sufficient to redeem 6,000 shares of Series $4.75 Preferred Stock. Alternatively, we may deposit shares of Series $4.75 Preferred Stock we acquire through repurchase or redemption in lieu of depositing the redemption amount. For this purpose, we may not deposit shares redeemed through the sinking fund. Each year we are required to use all funds in the sinking fund to redeem Series $4.75 Preferred Stock. The shares redeemed are chosen by lot.

Junior Participating Preferred Stock

Conversion. The shares of Junior Participating Preferred Stock are not convertible into any other of our securities.

Voting Rights. Holders of Junior Participating Preferred Stock are entitled to 25 votes for each share held on all matters subject to a vote of stockholders, subject to the rights of holders of any outstanding senior preferred stock.

We must obtain the approval of the holders of at least two-thirds of the outstanding shares of Junior Participating Preferred Stock in order to amend the charter in any manner that would materially alter or change the powers, preferences or special rights of the Junior Participating Preferred Stock.

Dividend Rights. Each share of Junior Participating Preferred Stock is entitled to a minimum preferential quarterly dividend payment of $0.25 per share, but is entitled to an aggregate dividend of 25 times the dividend declared per share of common stock.

Liquidation Rights. Each share is entitled to a minimum liquidation preference of $25 per share, but is entitled to an aggregate payment of 25 times the payment made per share of common stock.

Consolidation / Merger Rights. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Junior Participating Preferred Stock will be entitled to receive 25 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

No Redemption. The shares of Junior Participating Preferred Stock are not redeemable.

Provisions of the Certificate of Incorporation and Bylaws that May Have an Anti-Takeover Effect

Certain provisions in the charter and the bylaws, as well as Delaware General Corporation Law (the “DGCL”), may have the effect of discouraging transactions that involve an actual or threatened change in control of Viad. In addition, provisions of the charter, the bylaws and the DGCL may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.

Special Meetings of Stockholders. A special meeting of stockholders may only be called by the chairman of the board or by a majority of the board of directors. No stockholder or other person may call any such special meeting.

No Written Consent of Stockholders. Any action taken by our stockholders must be effected at a duly held meeting of stockholders and may not be effected by the written consent of such stockholders.

Blank Check Preferred Stock. The charter contains provisions that permit our board of directors to issue, without any further vote or action by the stockholders, up to 5,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. Such provisions could have the effect of discouraging others from making tender offers or takeover attempts.

Advance Notice of Stockholder Action at a Meeting. Stockholders seeking to nominate directors or to bring business before a stockholder meeting must comply with certain timing requirements and submit certain information to us in advance of such meeting.

Business Combinations. We are subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, unless the interested stockholder attained such status with the approval of the corporation’s board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving the corporation and the interested stockholder and the sale of more than 10% of the corporation’s assets. In general, an interested stockholder is an entity or person beneficially owning 15% or more of the corporation’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Elimination of Liability in Certain Circumstances

Our charter eliminates the liability of our directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a director derives improper personal benefit. Our charter does not absolve directors of liability for payment of dividends or stock purchases or redemptions by us in violation of Section 174 (or any successor provision) of the DGCL.

The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. We do not believe that this provision eliminates the liability of our directors to us or our stockholders for monetary damages under the federal securities laws. The charter and bylaws also provide indemnification for the benefit of our directors and officers to the fullest extent permitted by the DGCL as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EQ Shareowner Services.